CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Buffered Return Enhanced Notes due 2012	$16,126,000	$1,872.23

Pricing Supplement To prospectus dated December 23, 2008, and prospectus supplement for leveraged index-linked securities dated June 1, 2009	Pricing Supplement No. 867 Registration Statement No. 333-156423 Dated July 1, 2011; Rule 424(b)(2)
Structured Investments	Morgan Stanley
$16,126,000
Buffered Return Enhanced Notes Linked to the S&P 500® Index due July 25, 2012
General
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The notes are designed for investors who seek a return of twice the appreciation of the S&P 500® Index up to a Maximum Total Return on the notes of 12.375% at maturity.  Investors should be willing to forgo interest and dividend payments and, if the Index declines by more than 10%, be willing to lose some or all of their principal.

•	Senior unsecured obligations of Morgan Stanley maturing July 25, 2012†. All payments on the notes are subject to the credit risk of Morgan Stanley.
•	Minimum purchase of $10,000. Minimum denominations of $1,000 and integral multiples thereof.
•	The notes priced on July 1, 2011 and are expected to settle on July 11, 2011.
Key Terms
Index:	The S&P 500® Index (the “Index”)
Upside Leverage Factor:	1.5
Payment at Maturity:
If the Ending Index Level is greater than the Initial Index Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return multiplied by 1.5, subject to a Maximum Total Return on the notes of 12.375%.  For example, if the Index Return is more than 8.25%, you will receive the Maximum Total Return on the notes of 12.375%, which entitles you to a maximum payment at maturity of $1,123.75 for every $1,000 principal amount note that you hold.  Accordingly, if the Index Return is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$1,000 +[$1,000 x (Index Return x 1.5)]

Your investment will be fully exposed to any decline of the Index from the Initial Index Level by more than 10%.  If the Ending Index Level declines from the Initial Index Level by 10% or less, you will receive the principal amount of your notes at maturity.
If the Ending Index Level declines from the Initial Index Level by more than 10%, you will lose 1.1111% of the principal amount of your notes for every 1% that the Index declines below 10% of the Initial Index Level and your final payment per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Index Return + 10%) x Downside Factor]
You will lose some or all of your investment at maturity if the Ending Index Level declines from the Initial Index Level by more than 10%.
Buffer Amount:	10%
Downside Factor:	1.1111
Index Return:	The performance of the Index from the Initial Index Level to the Ending Index Level, calculated as follows:
Ending Index Level – Initial Index Level
Initial Index Level
The Index Return may be positive or negative.
Initial Index Level:	1,339.67, which was the Index closing level on the pricing date.
Ending Index Level:	The arithmetic average of the Index closing levels on each of the five Averaging Dates.
Averaging Dates†:	July 16, 2012, July 17, 2012, July 18, 2012, July 19, 2012 and July 20, 2012
Maturity Date†:	July 25, 2012
Listing:	The notes will not be listed on any securities exchange.
CUSIP / ISIN:	617482WJ9/ US617482WJ92
†	Subject to postponement in the event of a market disruption event as described in the accompanying prospectus supplement for leveraged index-linked securities.
Investing in the Buffered Return Enhanced Notes involves a number of risks.  See “Risk Factors” beginning on page S-20 of the accompanying prospectus supplement for leveraged index-linked securities and “Selected Risk Considerations” beginning on page 5 of this pricing supplement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement for leveraged index-linked securities and the prospectus.  Any representation to the contrary is a criminal offense.
	Price to Public(1)	Fees and Commissions(1)(2)	Proceeds to Issuer
Per note	$1,000	1%	99%
Total	$16,126,000	$100,340	$15,964,740
(1)  J.P. Morgan Securities LLC, acting as dealer, will receive from Morgan Stanley & Co. LLC, the agent, a fixed sales commission of 1% for each note it sells.  In addition, JPMorgan Chase Bank, N.A. will act as placement agent for sales to certain fiduciary accounts at a purchase price to such accounts of 99% of the stated principal amount per note, and the placement agent will forgo any fees with respect to such sales.
(2) Please see "Supplemental Plan of Distribution; Conflicts of Interest" in this pricing supplement for information about fees and commissions.
The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Morgan Stanley	JPMorgan Placement Agent
July 1, 2011

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 23, 2008, as supplemented by the prospectus supplement for leveraged index-linked securities dated June 1, 2009.  These Buffered Return Enhanced Notes are an issuance of our leveraged index-linked securities and their terms are further described in the prospectus supplement for leveraged index-linked securities.  This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the preliminary terms related hereto dated June 28, 2011 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying prospectus supplement for leveraged index-linked securities, as the notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisers in connection with your investment in the notes.

You may access these documents on the SEC website at.www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus Supplement for Leveraged Index-Linked Securities dated June 1, 2009:
http://www.sec.gov/Archives/edgar/data/895421/000095010309001266/dp13570_424b2.htm

•	Prospectus dated December 23, 2008:
http://www.sec.gov/Archives/edgar/data/895421/000095010308003004/dp12129_424b2-debt.htm

Terms used in this pricing supplement are defined in the prospectus supplement for leveraged index-linked securities or in the prospectus.  As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refer to Morgan Stanley.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table and graph illustrate the hypothetical total return at maturity on the notes.  The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000.  The hypothetical total returns set forth below reflect the Maximum Total Return on the notes of 12.375% and assume an Initial Index Level of 1,300.  The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes.

Ending Index Level	Index Return	Total Return on Notes
2,340.00	80.00%	12.375%
2,145.00	65.00%	12.375%
1,950.00	50.00%	12.375%
1,820.00	40.00%	12.375%
1,690.00	30.00%	12.375%
1,560.00	20.00%	12.375%
1,430.00	10.00%	12.375%
1,407.25	8.25%	12.375%
1,332.50	2.50%	3.750%
1,313.00	1.00%	1.500%
1,300.00	0.00%	0.000%
1,235.00	-5.00%	0.000%
1,170.00	-10.00%	0.000%
1,040.00	-20.00%	-11.111%
910.00	-30.00%	-22.222%
780.00	-40.00%	-33.333%
650.00	-50.00%	-44.444%
520.00	-60.00%	-55.555%
390.00	-70.00%	-66.666%
260.00	-80.00%	-77.777%
130.00	-90.00%	-88.888%
0.00	-100.00%	-99.999%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table and graph above are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 1,300 to an Ending Index Level of 1,365. Because the Ending Index Level of 1,365 is greater than the Initial Index Level of 1,300 and the Index Return of 5% multiplied by 1.5 does not exceed the Maximum Total Return of 12.375%, the investor receives a payment at maturity of $1,075 per $1,000 principal amount note calculated as follows:
$1,000 + [$1,000 x (5% x 1.5)] = $1,075

Example 2: The level of the Index decreases from the Initial Index Level of 1,300 to an Ending Index Level of 1,235.  Because the Ending Index Level of 1,235 is less than the Initial Index Level of 1,300 by not more than the Buffer Amount of 10%, the investor will receive a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Index increases from the Initial Index Level of 1,300 to an Ending Index Level of 1,430.  Because the Index Return of 10% multiplied by 1.5 exceeds the Maximum Total Return of 12.375%, the investor receives a payment at maturity of $1,123.75 per $1,000 principal amount note, the maximum payment on the notes.

Example 4: The level of the Index decreases from the Initial Index Level of 1,300 to an Ending Index Level of 1,105.  Because the Ending Index Level of 1,105 is less than the Initial Index Level of 1,300 by more than the Buffer Amount of 10%, the Index Return is negative and the investor will receive a payment at maturity of $944.445 per $1,000 principal amount note calculated as follows:

$1,000 + [$1,000 x (-15% + 10%) x 1.1111] = $944.445

Selected Purchase Considerations

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APPRECIATION POTENTIAL – The notes provide the opportunity to enhance equity returns by multiplying a positive Index Return by 1.5, up to the Maximum Total Return on the notes of 12.375%, or $1,123.75 for every $1,000 principal amount note.  Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

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NOTES LINKED TO THE S&P 500® INDEX – The return on the notes is linked to the S&P 500® Index.  The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity market.  For additional information about the Index, see the information set forth under “Underlying Indices and Underlying Index Publishers Information—S&P 500® Index” in Annex A of the accompanying prospectus supplement for leveraged index-linked securities.

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CAPITAL GAINS TAX TREATMENT – You should review carefully the section entitled “United States Federal Taxation” in the accompanying prospectus supplement for leveraged index-linked securities, which contains the opinion of our special tax counsel, Davis Polk & Wardwell llp, with respect to the tax consequences of an investment in the notes.  Under current law and based on that opinion, subject to the conditions and limitations set forth in the section entitled “United States Federal Taxation” in the accompanying prospectus supplement for leveraged index-linked securities, we believe that it is reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes.  Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, even if you are an initial purchaser of notes at a price that is below the principal amount of the notes.  The Internal Revenue Service (the “IRS”) or a court, however, may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected.  The risk that buffered notes would be recharacterized, for U.S. federal income tax purposes, as debt instruments giving rise to ordinary income, rather than as an open transaction, is higher than with other equity-linked notes that do not provide for the return of principal.  On December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses on whether to require holders of instruments such as the notes to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which any income (including any mandated accruals) realized by non-U.S. holders should be subject to withholding tax; and whether these investments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gains as ordinary income that is subject to an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, Treasury regulations or other forms of guidance, if any, issued after consideration of these issues could materially and adversely affect the tax consequences of this kind of investment, possibly with retroactive effect.  You should consult your tax adviser regarding the treatment of the notes, including possible alternative characterizations in general and the possible impact of this notice in particular.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index.  These risks are explained in more detail in the “Risk Factors” section of the accompanying prospectus supplement for leveraged index-linked securities.

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YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS – The notes do not guarantee any return of principal.  The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative.  Your investment will be exposed on a leveraged basis of 1.1111% to each 1% decline in the Ending Index Level below the 10% Buffer Amount as compared to the Initial Index Level.

•
YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN – If the Ending Index Level is greater than the Initial Index Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Total Return of 12.375% on the stated principal amount, regardless of the appreciation in the Index, which may be significant.

•	THE NOTES DO NOT PAY INTEREST – Unlike ordinary debt securities, the notes do not pay interest and do not guarantee any return of principal at maturity.

•
NO DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the S&P 500® Index would have.

•
THE NOTES ARE SUBJECT TO THE CREDIT RISK OF MORGAN STANLEY, AND ANY ACTUAL OR ANTICIPATED CHANGES TO ITS CREDIT RATINGS OR CREDIT SPREADS MAY ADVERSELY AFFECT THE MARKET VALUE OF THE NOTES – You are dependent on Morgan Stanley’s ability to pay all amounts due on the notes, and therefore you are subject to the credit risk of Morgan Stanley.  If Morgan Stanley defaults on its obligations under the notes, your investment would be at risk and you could lose some or all of your investment.  As a result, the market value of the notes prior to maturity will be affected by changes in the market’s view of Morgan Stanley’s creditworthiness.  Any actual or anticipated decline in Morgan Stanley’s credit ratings or increase in the credit spreads charged by the market for taking Morgan Stanley credit risk is likely to adversely affect the market value of the notes.

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CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY – While the payment at maturity described in this pricing supplement is based on the full stated principal amount of your notes, the original issue price of the notes includes the agent’s commissions and the cost of hedging our obligations under the notes through one or more of our affiliates.  The cost of hedging includes projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  As a result, the price, if any, at which affiliates of Morgan Stanley, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be significantly lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.  Secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

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LACK OF LIQUIDITY – The notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the notes.  Morgan Stanley & Co. LLC (“MS & Co.”) may, but is not obligated to, make a market in the notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If, at any time, MS & Co. were not to make a market in the notes, it is likely that there would be no secondary market for the notes.  Accordingly, you should be willing to hold your notes to maturity.

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POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the level of the Index and the value of the notes.

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MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES – In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the value and performance of the Index at any time;
•	the volatility (frequency and magnitude of changes in values) of the Index;
•	the time remaining until the notes mature;
•	the dividend rate on the common stocks underlying the Index;

•	interest and yield rates in the market;
•
geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the stocks constituting the underlying index or stock markets generally and which may affect the closing level of the underlying index on the valuation date; and

•	any actual or anticipated changes in our credit ratings or credit spreads.

Some or all of these factors will influence the price that you will receive if you sell your notes prior to maturity.  For example, you may have to sell your notes at a substantial discount from the principal amount of $1,000 per security if, at the time of sale, the level of the Index is below the Initial Index Level.

You can review a graph setting forth the historical performance of the Index in the section of this pricing supplement called “Historical Information.”

You cannot predict the future performance of the Index based on its historical performance.  We cannot guarantee that the Ending Index Level will be greater than the Initial Index Level so that you will receive a payment at maturity in excess of $1,000, or that you will not lose some or all of your investment.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our subsidiaries.  The hedging or trading activities of our affiliates on or prior to the pricing date and during the term of the notes, including on the Averaging Dates, could affect the value of the Index in a way that may reduce the amount you receive on the notes at maturity.

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index based on the daily Index closing levels from January 1, 2006 through July 1, 2011.  The Index closing level on July 1, 2011 was 1,339.67.  We obtained the Index closing levels below from Bloomberg Financial Markets, without independent verification.  We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any of the Averaging Dates.  We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

Historical Performance of the S&P 500® Index

License Agreements

License Agreement between Standard & Poor’s and Morgan Stanley.  “Standard & Poor’s®,” “S&P®,” “S&P 500®” and “S&P 500® Index” are trademarks of Standard and Poor’s Financial Services LLC and have been licensed for use by Morgan Stanley.  See “Underlying Indices and Underlying Index Publishers Information—S&P 500® Index—License Agreement between S&P and Morgan Stanley” in Annex A of the accompanying prospectus supplement for leveraged index-linked securities.

Benefit Plan Investor Considerations

Your purchase of a note in  a self-directed Individual Retirement Account (an “IRA”) will be deemed to be a representation and warranty  by you that, as of the date of purchase (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the investment of the assets of such self-directed IRA used to purchase the note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of ERISA) with respect to any such IRA assets and (ii) in connection with the purchase of the note, such self-directed IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA), and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

See “Benefit Plan Investor Considerations” in the prospectus supplement for leveraged index-linked securities.

Supplemental Plan of Distribution; Conflicts of Interest

MS & Co. will act as the agent for this offering.  J.P. Morgan Securities LLC, acting as dealer, will receive from MS & Co. a fixed sales commission that of 1% for each note it sells.  In addition, JPMorgan Chase Bank, N.A. will act as placement agent for sales to certain fiduciary accounts at a purchase price to such accounts of 99% of the stated principal amount per note, and the placement agent will forgo any fees with respect to such sales.

MS & Co. is our wholly-owned subsidiary.  MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special counsel to Morgan Stanley, when the notes offered by this pricing supplement have been executed and issued by Morgan Stanley and authenticated by the trustee pursuant to the Senior Debt Indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Debt Indenture and its authentication of the notes and the validity, binding nature and enforceability of the Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated March 24, 2011, which has been filed as an exhibit to a Current Report on Form 8-K by Morgan Stanley on March 24, 2011.